Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

This filing relates to the proposed merger involving Accelrys, Inc. (the “Company”) and Symyx Technologies, Inc. (“Symyx”), pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of April 5, 2010, among the Company, Alto Merger Sub, Inc., a wholly-owned subsidiary of the Company, and Symyx. The following PowerPoint slides will be used for presentations by the Company’s management to certain customers beginning on April 5, 2010:

Accelrys & Symyx

Safe Harbor Information
Non-historical statements in this presentation are forward-
looking statements under Section 27A of the Securities Act of
1933 and Section 21E of the Securities Exchange Act of 1934,
as amended. These forward-looking statements involve risks,
uncertainties and assumptions, including those we describe in our comments today and in our SEC filings. If any of these risks or uncertainties materialize, or any of our assumptions prove incorrect, our results could differ materially from our expectations expressed in these forward-looking statements.  We assume no obligation, and do not intend, to update these forward-looking statements except as the law requires.

Accelrys and Symyx to Merge
Accelrys and Symyx Agree to Merge
• Companies have entered into definitive merger agreement
• Transaction expected to complete by end of June 2010 subject to shareholder approval
Merger Outcome
• Creates the leading enterprise scientific informatics software system company
• The capability of managing end-to-end scientific workflows to achieve better outcomes
• Deep expertise in chemistry, biology and materials science and broad scientific solutions for research, development and manufacturing
• Achieve greater scale by combining resources, capabilities and revenue
• Financially stable company with strong cash position and no debt
• Positioned for sustained, profitable, revenue growth
• Highly predictable revenue model

Scientific ELN Process Optimization Modeling & Simulation Data Reports & Analysis

Combining Industry Leaders

Founded: 2001
Public: ACCL (NASDAQ)
FY 2009 Revenue: $80.9M
Leading positions in:
Data Collection and Analysis
Data Access,  Integration & Transformation
Scientific Modeling and Simulation
Workflow Automation and Optimization
Employees: 370
Headquarters: San Diego, CA
Operations: North America, EMEA
and Asia Pacific
Founded: 1996
Public: SMMX (NASDAQ)
CY 2009 Revenue: $88.6M*
Leading positions in:
Electronic Laboratory Notebook
Decision Support, Analysis and Reporting
Chemical Representation and Management
Chemical Sourcing Databases
Employees: 330
Headquarters: Santa Clara, CA
Operations: North America, EMEA
and Asia Pacific
*Software business unit revenue

INTRODUCTION

- Hungry for change
- Innovative beyond customer imagination
- Globally integrated
- Disruptive by nature
- Genuine, not just generous.

McKinsey&Company

McKinsey Quarterly

The road to positive R&D returns

accelrys® Symyx®

Scientific R&D Challenges
Balance Innovation, Automation, Collaboration
Scientific innovation is not the only route to
higher R&D productivity. Attention to the familiar
management areas of cost, speed, and decision
making can still reap rewards.
Eric David, Tony Tramontin, and Rodney Zemmel
McKinsey,  February 2010

The economics of innovation - as R&D is done today
– are unsustainable.  If companies are to overcome
these obstacles they will need to establish
processes and structures that promote innovation…
The Enterprise of the Future
IBM Global CEO Study, 2008

Combined Company Addresses Required Needs

Unequaled capabilities in scientific software and services
Deep domain expertise in chemistry, biology and materials science
Ability to improve scientific R&D processes and their outcomes
Unique, open, enterprise scale informatics system for global scientific R&D
One vendor with end-to-end solutions from research through development
Broad, vibrant ecosystem of partners
Global footprint to interact locally with geographically dispersed R&D operations
Delivering open, flexible, agile scientific R&D environments
Best of breed science
Process efficiencies and reduced operating costs
Enables compliance with industry regulations
Information sharing and global collaboration
Better decisions and outcomes
Investment protection – integrates with existing IT assets
Improved scientist productivity and R&D performance
Register entities and protect company IP

Combined Company Solution
Offering Enables Customer Benefit

Decision Support
and Analytics
Workflow Automation
Deep analysis of complex
scientific  information
Optimize processes and capture best practices
Derivation of models, improved  scientific
insights and understanding
Process optimization, deployment of best practices,
reduced operating costs
Reporting, Visualization
and Collaboration
Drill down, dissemination and sharing
of scientific information
Timely visibility into R&D processes, better decision
making, improved performance
Electronic Lab Notebook
Scientific Information
Management
Creation, capture, execution and reuse
of scientific processes, data and experiments
Improves scientist productivity by working more
efficiently and collaboratively
Store, search and manage diverse
scientific  data and intellectual property
Companies become more efficient and innovative
by institutional scientific information and
knowledge being available across the enterprise

Leading in Scientific R&D Workflows
in Growing Markets

Create, Execute and
Reuse Scientific Experiments
Undertake Deep Analysis
of Complex Scientific Information
Store, Search and Manage Diverse Scientific Data
and Intellectual Property
Disseminate, Share
and Collaborate
Optimize Processes
and Capture Best Practice
• ELN market growing at ~20% CAGR (Atrium Research)
• Scientific Informatics/BI market growing at ~ 12% CAGR (Frost & Sullivan)
Electronic Lab Notebook
Scientific Information
Management
Decision Support
And Analytics
Workflow Automation
Reporting, Visualization
And Collaboration
Scientific Informatics
Software System

With Global Brand Customer Portfolio
and Minimal Product Overlap
Accelrys + Symyx has over 1,350 total, unique customers including
• 29 of the top 30 biopharmaceutical companies
• 5 of the top 5 chemical companies
• 5 of the top 5 aerospace companies
• 3 of the top 5 CPG companies
• And major Government agencies & academic institutions

Accelrys
1,200
Symyx
750
Accelrys + Symyx
1,350 Shared
Customers
Products
Modeling
& Simulation
Data
Integration,
Analysis &
Reporting
Chemistry
Data
Management
Electronic
Laboratory
Notebook
Laboratory
Automation
Customer Synergies Complementary Product Lines

RSC Advancing the Chemical Sciences
Microsoft
ThermoFisher SCIENTIFIC
Spotfire
IBM
Eidogen-Sertanty
Agilent Technologies
COSMOlogic
BD
biowisdom
Tripos
BioSolveIT
PerkinElmer
hp invent
ALTORIS
intel Leap ahead
Strand Life Sciences
Ariana Pharmaceuticals

the BioTeam
cisco
ChemAxon
sas
SAFE-BioPharma
PBS Professional
Spotfire
Molecular Networks GmbH
discngine
CSC EXPERIENCE. RESULTS.
SAIC From Science to Solutions
Pharma Algorithms
ORACLE
ELSEVIER
Deloitte.
THOMSON REUTERS
WILEY
Genedata
Waters THE SCIENCE OF WHAT'S POSSIBLE.
BT
BioITalliance

accelrys Symyx

Vibrant & Growing Partner Ecosystem
Additional applications and solutions developed by partner community
More choice for customers in implementing successful deployments

Electronic Lab Notebook
Scientific Information
Management
Decision Support And Analytics
Workflow Automation
Reporting, Visualization
And Collaboration
Scientific Informatics
Software System

Terms of Deal

Merger Agreement Tax-free, all stock merger of equals
Closing Expected to close end of June 2010
Exchange Ratio 0.7802
Ownership Each company’s stockholders will own approximately 50% of combined company
Market Capitalization Combined market cap of ~ $335M (pre-announcement)
Cash Position Cash of ~$150M, net of estimated transaction costs; no debt
Approvals
Merger approved by both companies’ Boards of Directors; subject to shareholder approval, customary closing conditions and regulatory review
Expected Synergies Full year net synergies in the range of $10M-$15M
HQ San Diego, California, USA
Employees Approximately 700 employees
Leadership Max Carnecchia, CEO;  Michael Piraino, CFO
Board Membership 6 Accelrys and 4 Symyx Board Members

Accelrys & Symyx

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits and synergies expected to result from the proposed merger; the anticipated customer base for the Company and Symyx following the completion of the proposed merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and neither the Company nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of the Company and Symyx; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied; the failure to realize synergies and cost savings from the transaction or delay in realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of the Company for the year ended March 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”) on May 26, 2009, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Symyx for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of the Company and Symyx.

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, the Company and Symyx will file relevant materials with the SEC, including the filing by the Company of a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Investors are strongly urged to read the joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by the Company and Symyx, because they will contain important information about the Company, Symyx and the proposed merger. The joint proxy statement/prospectus and other documents that will be filed by the Company and Symyx with the SEC will be available free of charge at the SEC’s website, www.sec.gov, by directing a request when such a filing is made to the Company, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 1263 East Arques Avenue, Sunnyvale, CA 94085, Attention: Corporate Secretary.

The Company, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of the Company is set forth in the Company’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009. Certain directors and executive officers of the Company and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus of the Company and Symyx will file with the SEC when it becomes available.